Exhibit 99.1

Intercont (Cayman) Limited Announces Effective Time of Share Consolidation/Reverse Share Split

SINGAPORE, November 10, 2026 -- Intercont (Cayman) Limited (“Intercont” or the “Company”), a global shipping enterprise, today announced that it will effect a share consolidation (“Reverse Share Split”) of its ordinary shares at a ratio of 8-for-1, effective as of November 16, 2026 (the “Effective Time”). The company determined that the share consolidation is advisable to mitigate the risk of market manipulation commonly associated with low-priced securities, stabilize the trading profile of our ordinary shares and strengthen the quality of our shareholder base.

Beginning with the opening of trading on November 16, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “NCT” but under a new CUSIP number, G48049137.

The Company’s shareholders previously approved the reverse split and granted the Company’s board of directors the authority to determine the final consolidation ration (ranging from 2-for-1 to 1000-for-1) and the timing to for its implementation, provided that such implementation occurs within five years from the date of approval. Upon effecting the consolidation, the number of authorized, issued, and unissued Class A ordinary shares will be reduced proportionally, and the par value per share will be increased by the same ratio. On November 4, 2026, the Company’s board of directors approved the implementation of the Reverse Share Split at the ratio of 8-for-1 as of the Effective Time.

As of the Effective Time, every 8 shares of the Company’s then issued and outstanding Class A ordinary shares will be combined into one issued and outstanding Class A ordinary share without any action on the part of the shareholders. Prior to this current share consolidation, the Company had previously implemented a 25-for-1 share consolidation which became effective on 17 September 2026. Following this current 8-for-1 consolidation, the total number of authorized Class A ordinary shares will be reduced from 3,200,000,000 to 400,000,000, and the par value will change from $0.0625 to $0.50 per Class A share. Meanwhile, the issued Class A ordinary shares will be reduced from 16,286,926 pre-split to 2,035,866 post-split.The authorized Class B ordinary shares will remain unchanged. No fractional Class A Ordinary Shares will be issued in connection with the Reverse Share Split, and any fractional shares of Class A Ordinary Shares resulting from the Reverse Share Split will be rounded up at the beneficial holder level.

The Company’s transfer agent, Transhare Corporation, will serve as the exchange agent for the Reverse Share Split. Registered stockholders holding pre-Reverse Share Split ordinary shares of the Company’s electronically in book-entry form are not required to take any action to receive post- reverse-split shares. Those stockholders who hold their shares in brokerage accounts or in “street name” will have their positions automatically adjusted to reflect the Reverse Share Split, subject to each brokers’ particular processes, and will not be required to take any action in connection with the Reverse Share Split.

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology. For more information, please visit: https://www.intercontcayman.com.

Forward-Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact information:

investorrelations@intercontcayman.com

+65 88182399